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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15a-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.      Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.

December 15, 2004

                                   By: /s/ David Skinner
                                       -----------------------------------------
                                       David Skinner
                                       Director, Legal Affairs,
                                       General Counsel and Corporate Secretary

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                                 NEUROCHEM INC.

                             MATERIAL CHANGE REPORT


1.   NAME AND ADDRESS OF ISSUER

     Neurochem Inc. (the "NEUROCHEM")
     275 Armand-Frappier Blvd.
     Laval, QC  H7V 4A7

2.   DATE OF MATERIAL CHANGE

December 10, 2004

3.   NEWS RELEASE

A press release was issued on December 10, 2004 by Neurochem in Laval, Quebec.

4.   SUMMARY OF MATERIAL CHANGE

On December 10, 2004, Neurochem announced the appointment of Mr. Mariano Rodriguez as Vice President, Finance and Chief Financial Officer and the departure of Mr. Claude Michaud.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

Neurochem announced on December 10, 2004 the appointment of Mr. Mariano Rodriguez, C.A., C.P.A., to the position of Vice President, Finance, and Chief Financial Officer, replacing Mr. Claude Michaud who has left Neurochem effective December 10, 2004 to pursue other interests.

6.   CONFIDENTIALITY

Not applicable.

7.   OMITTED INFORMATION

None.

8.   EXECUTIVE OFFICER

For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at (450) 680-4572.

DATED this 14th day of December, 2004.


                             NEUROCHEM INC.


                             By:  (signed) Lise Hebert
                                  ----------------------------------------------
                                  Lise Hebert,
                                  Vice-President, Corporation Communications